Andrew I. Telsey, P.C.  Attorney at Law

12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112
Telephone:  303/768-9221 • Facsimile:  303/768-9224 • E-Mail:  andrew@telseylaw.com

December 8, 2010

VIA EDGAR ONLY

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          DNA Brands, Inc.
Your Letter dated November 3, 2010
Form 8-KA1 Filed October 18, 2010
File No. 000-53086

Dear Mr. Koduri:

Filed electronically on behalf of the above referenced registrant (the “Registrant” or “Company”) is Amendment No. 2 to the Form 8-K (the “Amendment”), submitted in response to the staff’s written comments of October 18, 2010. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.

Form 8-K/A1 filed October 18, 2010

Comment No. 1

Upon information and belief, Mr. Quam sold or otherwise assigned the portion of his shares that are not accounted for to a party that is not related to the Company, either directly or indirectly.  The undersigned has attempted to contact Mr. Quam concerning this issue but has been unable to reach him.  It was represented to management of the Company that Mr. Quam did voluntarily redeem all of the shares owned by him on the date of the transaction between DNA Beverage and the Company.

The Form 8-K/A2 contains all of the disclosure relating to any and all issuances made by the Company in connection with the acquisition.

Comment No. 2

The amendment to the Company’s Articles of Incorporation was approved by the holders of approximately 97% of the Company’s Common Stock on July 5, 2010.  From our review, it does not appear that former management of the Company filed an Information Statement relating to this action.  Relevant disclosure concerning the potential liability arising from this oversight has been incorporated into the Amendment.  See Item 2.01 at page 2 of the Amendment.

Comment No. 3

The Amendment contains the additional disclosure requested by the staff, as well as relevant disclosure under Item 5.06 at page 32.

Comment No. 4

This information has been incorporated into both the financial statements included in the Amendment, as well as the Company’s 34 Act reports previously filed.

Comment No. 5

These obligations have been reclassified in both the September 2010 and December 2009 financial statements and are included in short term liabilities in these financial statements.

Form 10-Q for the fiscal quarter ended July 31, 2010

Comment No. 6

The Company has changed its fiscal year end to December 31 to coincide with the fiscal year end of DNA Beverage and filed an applicable Form 8-K advising of the same.  Subsequently, the Company filed a Form 10-Q for the interim period ended September 30, 2010 and 2009 and incorporated the staff’s relevant comments into the aforesaid report, as well as in the financial statements included in the Amendment.

Comment No. 7

Please see response to Comment No. 6, above.

Comment No. 8

Comment complied with.

Thank you for your cooperation in this matter.  In the event you wish to discuss any of the responses included above, or relevant to the Amendment please contact the undersigned.

Yours truly,

ANDREW I. TELSEY, P.C.

s/ Andrew Telsey
Andrew I. Telsey
For the Firm

cc:           D. Marks, President
DNA Brands, Inc.

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